UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: December 1, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

BY-LAW 2015-1

A by-law relating to

the nomination of persons for

election to the board of directors of:

INTERTAPE POLYMER GROUP INC.

(the “Corporation”)

Nomination of Directors

1.	Nomination Procedures. Except as otherwise provided by applicable law or by the articles or by-laws of the Corporation, only persons who are nominated in accordance with the following procedures will be eligible for election as a director of the Corporation. Nominations of a person for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including, without limitation, pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Canada Business Corporations Act (the “Act”) or a requisition of shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for in section 3 below and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership that is reasonably satisfactory to the Corporation, and (ii) who complies with the notice procedures set out below in this By-law 2015-1.

2.	Nominations for Election. The procedures set out in this By-law 2015-1 shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

3.	Timely Notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation in accordance with this By-law 2015-1.

4.	Manner of Timely Notice. To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date on which the first Public Announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the day on which the first Public Announcement of the date of the annual meeting of shareholders was made; and

(b)	in the case of a special meeting (other than an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

5.	Proper Form of Notice. To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set out:

(a)	as to each person (a “Nominee”) whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the Nominee;

(ii)	the Nominee’s status as a “resident Canadian” (as such term is defined in the Act);

(iii)	the principal occupation, business or employment of the Nominee, both present and within the five years preceding the notice;

(iv)	the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or directed or which are owned beneficially or of record by the Nominee and by his or her associates or affiliates (as those terms are respectively defined in the Act) as of the record date for the meeting of shareholders (if such date has been made publicly available and has occurred) and as of the date of such notice;

(v)	full particulars of all direct and indirect arrangements and understandings, between or among such Nominating Shareholder and its Representatives, on the one hand, and the Nominee and his or her Representatives, on the other hand;

(vi)	any other information relating to the Nominee that would be required to be disclosed in a dissident information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws (as defined below); and

(vii)	a duly-completed personal information form in respect of the Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading; and

(b)	as to the Nominating Shareholder giving the notice:

(i)	the name and address of such Nominating Shareholder, as they appear on the Corporation’s securities register, and of its Representatives;

(ii)	the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or directed or which are owned beneficially or of record by such Nominating Shareholder and by its Representatives and the date or dates on which such securities were acquired; and

(iii)	any other information that would be required to be made in a dissident information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws.

6.	Notice to be Updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the date that is ten days prior to the date of the meeting of shareholders, or any adjournment or postponement thereof.

7.	Shareholder Discussion. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law 2015-1; provided, however, that nothing in this By-law 2015-1 will be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

8.	Delivery of Notice. Notwithstanding any other provision of the by-laws of the Corporation, notice given to the Secretary of the Corporation pursuant to this By-law 2015-1 may be given only by personal delivery or facsimile transmission at the address of the principal executive offices of the Corporation, or by email at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice, and such notice will be deemed to have been given and made only at the time it is served by personal delivery or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation, or sent by email to the email address as aforesaid; provided that if such personal delivery, facsimile transmission or electronic communication is made on a day which is not a Business Day or later than 5:00 p.m. (eastern time) on a day which is a Business Day, then such personal delivery, facsimile transmission or electronic communication will be deemed to have been made on the subsequent day that is a Business Day.

9.	Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of this By-law 2015-1.

10.	Definitions. For purposes of this By-law 2015-1:

(a)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(b)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Québec.

(c)	“person” includes individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

(d)	“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

(e)	“Representative” of a person means the affiliates and associates (as those terms are respectively defined in the Act) of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates (as so defined) of any of such persons acting jointly or in concert.

The by-laws of the Corporation, as amended from time to time, will be read together and will have effect, so far as practicable, as though all the provisions thereof were contained in one by- law of the Corporation.